DM

18006149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 East Lancaster Avenue Suite 300
(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center 1801 Market Street Suite 1700	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
DONNA M. RITTERSHAUSEN, Notary Public
Montgomery County
My Commission Expires December 24, 2021
Commission Number 1008985

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mainline Securities, LLC

(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2017

Mainline Securities, LLC

(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2017

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Contents

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Sole Member
Mainline Securities, LLC
Wynnewood, Pennsylvania

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mainline Securities, LLC (the "Broker-Dealer") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2016.

Philadelphia, Pennsylvania
February 28, 2018

Financial Statement

Mainline Securities, LLC
(A wholly-owned limited liability company of Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2017
Assets		
Cash	$	134,144
Prepaid expenses		13,633
Total Assets	$	147,777
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	28,345
Due to affiliated entity		30,693
Total Liabilities		59,038
Member's Capital		88,739
Total Liabilities and Member's Capital	$	147,777

The accompanying notes are an integral part of these financial statements.

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016, the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member").

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes".

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2017, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions since its inception in 2014.

Recent Accounting Pronouncements

In February 2016, the FASB issued revised guidance for leases. The guidance ASU 2016-02 "Leases" requires lessees to recognize right of use assets and lease liabilities on their balance sheets and disclose key information about all their leasing arrangements, with certain practical expedients. This guidance is effective for us on January 1, 2019. We plan to adopt the standard on the effective date using the modified retrospective method of adoption. We are currently in the process of reviewing our lease contract and evaluating the impact of policy elections. Upon adoption, we may record a right of use asset and a corresponding lease liability for our operating lease where we are

the lessee. The potential impact on our financial statements is largely based on the present value of future minimum lease payments, the amount of which will depend upon the population of leases in effect at the date of adoption.

3. Liquidity

The Company has evaluated the guidance in ASC 205-40 "Going Concern". The Company's financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business at least beyond a year from the date the financial statements are issued.

The Company has generated net losses since its inception in 2014 and had net cash utilized in operating activities for the year ended December 31, 2017, all of which are indicators of a potential going concern uncertainty. The Company is attempting to improve operations and generate sufficient revenue to attain profitability; however, the Company's future operating results are not expected to be sufficient to meet the Company's operating obligations through March 1, 2019. To address the Company's anticipated operating shortfall, the Company intends to accept additional capital contributions from its Member. In February 2018, the Company received a $125,000 capital contribution from its Member. While the long-term ability of the Company to continue to operate as a going concern is dependent upon the Company's ability to further implement its business plan and generate sufficient revenue to attain profitability, management's plan to accept additional capital contributions from its Member has alleviated the substantial doubt about the Company's ability to continue as a going concern within one year from the date of issuance of these financial statements.

4. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

5. Related Party Transactions

Office Sublease

On December 9, 2016, the Company entered into an office sublease agreement with its Member. Under the terms of the agreement, the sublease is for a term commencing on December 9, 2016 and ending December 8, 2017 and will renew automatically for five successive one year periods unless either party gives written notice of termination. Future minimum lease payments totaled $6,026 as of December 31, 2017.

Expense Sharing and Administrative Services Agreement

Effective August 17, 2015, the Company entered into an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and

MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the other operation of the Company such as facility rental costs, computer and IT costs, among other, to the Company. As of December 31, 2017, $30,207 was payable and is included in Due to affiliated entity in the accompanying statement of financial condition.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the ratio was 78.61%. At December 31, 2017, the Company had net capital, as defined, of $75,106, which was $70,106 in excess of its required net capital of $5,000.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

7. Subsequent Events

In February 2018, the Company received a capital contribution from its sole member, MLIP, in the amount of $125,000.